Altera Infrastructure GP LLC Announces Series of Measures Which Are Expected to Result in More Than $80 Million in Annual Cashflow Savings, Including Suspension of Quarterly Cash Distributions on the Preferred Units of Altera Infrastructure L.P. and Commitment from Brookfield to Extend Approximately $700 million in Indebtedness to 2026 Aberdeen, United Kingdom, July 29, 2021 - The board of directors of Altera Infrastructure GP LLC (Altera GP), the general partner of Altera Infrastructure L.P. (Altera or the Partnership), today announced a series of measures to improve the Partnership’s maturity profile and enhance its liquidity and financial flexibility. As part of these measures, the Partnership has taken the following actions: • Entered into an agreement with Brookfield Business Partners L.P., and certain of its affiliates and institutional partners (collectively, "Brookfield") to exchange at par approximately $700 million of indebtedness in Altera GP with maturities ranging from 2022 to 2024 (including $411 million of Altera’s 8.5% Senior Notes due 2023 (the "Notes") held by Brookfield) for 11.5% Senior Secured PIK Notes due 2026 and commenced an exchange transaction relating to the $276 million of Notes held by non-Brookfield parties. • Suspended the payment of quarterly cash distributions on the Partnership’s outstanding 7.25% Series A Cumulative Redeemable Preferred Units (the “Series A Units”), 8.50% Series B Cumulative Redeemable Preferred Units (the “Series B Units”) and 8.875% Series E Fixed- to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “Series E Units” and, together with the Series A Units and Series B Units, the “Preferred Units”) commencing with the distributions payable with respect to the period of May 15, 2021 to August 14, 2021. All distributions on the Preferred Units will continue to accrue and must be paid in full before distributions to Class A and Class B common unitholders can be made. No distributions on the Preferred Units will be permitted without noteholder consent while the new PIK notes issued in the exchange transactions described above remain outstanding. “The measures we are announcing today are expected to significantly extend our debt maturity profile, improve the Partnership’s cash flows and enhance its overall financial flexibility” commented Ingvild Sæther, President and CEO of Altera Infrastructure Group Ltd. “Our Board of Directors has carefully assessed a number of different options to enhance our liquidity and maintain a strong cost focus. With the support of Brookfield, we believe these actions put the company on stronger footing to support its existing operations, including opportunities to secure new contracts.” The Partnership expects to achieve in excess of $80 million in annual cashflow savings as a result of the agreement with Brookfield and suspension of quarterly distributions on the Preferred Units. In addition, there is potential for further annual cashflow savings depending on the outcome of the exchange of the Notes held by non-Brookfield parties. If all of the Notes are exchanged in the exchange transactions, which remain subject to the satisfaction of certain conditions, these measures will also extend maturities currently ranging from 2022 to 2024 on approximately $970 million of indebtedness to 2026, including indebtedness held by Brookfield.

About the Partnership The Partnership is a leading global energy infrastructure services partnership primarily focused on the ownership and operation of critical infrastructure assets in the offshore oil regions of the North Sea, Brazil and the East Coast of Canada. The Partnership has consolidated assets of approximately $4.3 billion, comprised of 47 vessels, including floating production, storage and offloading units, shuttle tankers (including one newbuilding), floating storage and offtake units, long-distance towing and offshore installation vessels and a unit for maintenance and safety. The majority of Altera’s fleet is employed on medium-term, stable contracts. The Series A Units, Series B Units and Series E Units trade on the New York Stock Exchange under the symbols “ALIN PR A” “ALIN PR B” and “ALIN PR E,” respectively. For further information contact: Jan Rune Steinsland, Chief Financial Officer Tel: +47 97 05 25 33 E-mail: investor.relations@alterainfra.com